December 2, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Phoenix Plus Corp.

Form S-1/A

Filed November 12, 2019

File No. 333-233778

To the men and women of the SEC:

On behalf of Phoenix Plus Corp., Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 26, 2019 addressed to Mr. Fong Teck Kheong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on November 12, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amendment no. 2 to Form S-1 filed November 12, 2019

Major Contracts, page 18

1. Please file your agreements with Rooframes Metal Tech Sdn Bhd and WWB Corporation as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Company Response:

We have filed the agreements herein as exhibits 10.1 and 10.2.

Solar Power System Design and Installation, page 18

2. Please revise to complete your disclosure in the third paragraph.

Company Response:

We have revised appropriately.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 2, 2019

/s/ Fong Teck Kheong

Fong Teck Kheong

Chief Executive Officer